Wolfer Final Test the waters announcement

Wolfer Finance Wolf Pack Community Members!

Happy #FridayPieDay

The time has come, and the private test the waters campaign has officially opened.

We thank you for your support and patience!

Wolfer Finance plans to hold a crowdfunding offering through Akemona. The privateoffering will only be available to our already Wolf Pack holders and community members.

Please let us know if you are interested in participating in this offering by accessing the test the waters page, here: https://akemona.com/emerging/wolfer

You can participate in the test the waters campaign by following the link and creating your own account on Akemona.com.

Here is a tutorial video on the process, just in case you need to reference it during this process: https://youtu.be/ZL7IlbqIW-s

Please ensure that you read the description of the video as well for any FAQs not discussed in the video.

You can also check the Discord channel #regulation-crowdfunding-info channel for more information.

Here is our private Discord server link: https://discord.gg/A58FUHQju9

Thank you so much for being the best community in WEB3. The future is bright for our company, and we value you as a community member!

No money or consideration is being solicited, and if sent in response, will not be accepted.
No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.
A person's indication of interest involves no obligation or commitment of any kind.

Sincerely,

Drew Wolfer
Co-Founder & CEO of PreSend.io
CEO & Founder of Wolfer Finance
https://wolfer.finance/

Wolfer Final Test The Waters #2

🐺 Wolfer Finance Wolf Pack Community Members! 🐺

PUBLIC ANNOUNCEMENT ALERT:
Wolfer Finance is planning to hold a crowdfunding offering, in which you will have an opportunity to participate as a community member. Please register your interest in the upcoming offering by completing the registration step featured in this video: https://youtu.be/ZL7IIbqlW-s

As of right now, only about 40% of our community members have participated (approximately 423 out of 1100).

Even though this is not the formal offering, we need you to register your interest because it is being used to finalize the terms of the formal offering. The information we are requesting is outlined in this EMAIL and tutorial video HERE: https://youtu.be/ZL7IIbqlW-s).

On the limited occasions that I have asked for the community's help, it is because it is VERY IMPORTANT! Please, please register your interest.

Your participation will help us move on to the next step with confidence and conviction. Please spend 5 minutes going through the process I filmed a tutorial video for here: https://youtu.be/ZL7IIbqlW-s

THANK YOU TO ALL THAT HAVE ALREADY PARTICIPATED! You are all LEGENDS!
All instructions are in the tutorial video here: https://youtu.be/ZL7IIbqlW-s

Thanks, everyone for your support and participation.

THE NEXT STEP IS INCOMING WITHIN THE NEXT FEW WEEKS, SO PLEASE PAY ATTENTION TO EMAIL, TWITTER, & DISCORD FOR THE ANNOUNCEMENT OF THE OPENING OF THE OFFERING!

Thank you all & much love! 🖤

LEGAL INFORMATION FOR POTENTIAL INVESTORS:
No money or consideration is being solicited, and if sent in response, will not be accepted.
No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.
A person's indication of interest involves no obligation or commitment of any kind.

Sincerely,

Drew Wolfer
Co-Founder & CEO of PreSend.io
CEO & Founder of Wolfer Finance
https://wolfer.finance/

BIG Announcement Coming

Wolfer Finance Wolf Pack Community Members!

🚨 I Hope You've Been Paying Attention!

Hello !

I hope you have been paying attention to what Wolfer Finance and PreSend have been doing over the past year!
If you have not, you are in luck anyway!

Both companies have their own significant announcements coming in the next few days! (You are absolutely NOT going to want to miss this.)

Stay tuned and I assure you that we will do our best to reward your loyalty and attentiveness! 😉

To be clear, pertaining to wolfer finance holders, the claiming dashboard is the top priority and will open before any other offering opens up. Our top priority is to fulfill our commitment to our already wolf pack members before moving forward and opening any other opportunity to the public. Stay tuned for the claiming dashboard announcement coming over the next few days.

As soon as the Wolfer Finance claiming dashboard is open and available, we will promptly alert you, with the proper link included in the communication, so you can access it! Our goal, although not guaranteed, is to have the claiming dashboard open and operational by Friday April 26th 2024. Our hope is to announce this live on the Drew Wolfer Youtube channel weekly stream and then move forward with everything else we have planned for our future!

Thank you so much for being the best part of the Wolf Pack & PreSend Family!
Cheers, Everyone!

Drew Wolfer
CEO & Founder of Wolfer Finance https://wolfer.finance
CEO & Founder of PreSend https://presend.io

BIG Announcement Coming #2

Wolfer Finance Wolf Pack Community Members!

I Hope You've Been Paying Attention!

Hello !

I hope you have been paying attention to what Wolfer Finance and PreSend have been doing over the past year!
If you have not, you are in luck anyway!

Both companies have their own significant announcements coming in the next few days! (You are absolutely NOT going to want to miss this.)

Stay tuned and I assure you that we will do our best to reward your loyalty and attentiveness!

Thank you so much for being the best part of the Wolf Pack & PreSend Family!
Cheers, Everyone!

Drew Wolfer
CEO & Founder of Wolfer Finance https://wolfer.finance
CEO & Founder of PreSend https://presend.io

New Wolfer Finance Countdown

Wolfer Finance Wolf Pack Community Members!

🚨 BONUSES For Wolfer Finance CF Token Sale ANNOUNCED! Sign Up NOW!

Hello !
The moment is almost upon us! The Wolfer Finance Regulation CF token sale goes LIVE in mere days!

Early Bird Bonuses / Discount ANNOUNCEMENT BELOW!
Go visit the offering page HERE https://akemona.com/emerging/wolfer and register on Akemona.com and connect the wallet you wish to invest with and house your digital security tokens in!

Make sure you are ready for when this opens, by signing up on Akemona.com Now!
https://akemona.com/emerging/wolfer

3 BONUSES BELOW:
All Combined Wolfer Finance Investors/Tokenholders Receive Up To 50.00% NET PROFIT SHARE from the TOKENS they own, cumulatively, in Wolfer Finance, Corp!1
Now is your chance to INVEST! https://akemona.com/emerging/wolfer

BONUS #1 (For The First 2 Weeks ONLY, OR UNTIL SUPPLY RUNS OUT!):
For every $100 you invest in the first 2 weeks (terms and conditions apply), you will receive $10 in rewards tokens, backed and redeemable 1:1 via USDC any time after the offering has closed!2

INVEST HERE! https://akemona.com/emerging/wolfer

BONUS #2: AND THERE'S EVEN MORE (For The First 2 Weeks ONLY, OR UNTIL SUPPLY RUNS OUT!):
Every $1,000 you invest also secures you an EXTRA BONUS OF $100 worth of Wolfer Finance COMPANY DIGITAL SECURITY TOKENS (terms and conditions apply)!3

INVEST HERE! https://akemona.com/emerging/wolfer

We appreciate our supporters, investors, and community, so these are 3 ways that we have chosen to give back to them!

INVEST HERE! https://akemona.com/emerging/wolfer

BONUS #3: NOT ENOUGH??? WELL, THERE'S EVEN MORE (For The First 2 Weeks ONLY, OR UNTIL SUPPLY RUNS OUT!):
For the FIRST $100 you invest also secures you an extra $25 worth of $Wolfer tokens (terms & conditions apply)!3